================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 15F

                               -----------------

    CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
    1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a)
            OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 2-68279

                               -----------------

                            KABUSHIKI KAISHA RICOH
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               -----------------

                              RICOH COMPANY, LTD.
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                               -----------------

              13-1, GINZA 8-CHOME, CHUO-KU, TOKYO 104-8222, JAPAN
                                +81-3-6278-4108
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

            6 5/8% CONVERTIBLE DEBENTURES DUE 1995 AND COMMON STOCK (TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

                               -----------------

   Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

              Rule 12h-6(a) [X]        Rule 12h-6(d) [_]
              (for equity securities)  (for successor registrants)

              Rule 12h-6(c) [X]        Rule 12h-6(i) [_]
              (for debt securities)    (for prior Form 15 filers)

================================================================================

                               TABLE OF CONTENTS

PART I

   Item 1. Exchange Act Reporting History....................................

   Item 2. Recent United States Market Activity..............................

   Item 3. Foreign Listing and Primary Trading Market........................

   Item 4. Comparative Trading Volume Data...................................

   Item 5. Alternative Record Holder Information.............................

   Item 6. Debt Securities...................................................

   Item 7. Notice Requirement................................................

   Item 8. Prior Form 15 Filers..............................................

PART II

   Item 9. Rule 12g3-2(b) Exemption..........................................

PART III

   Item 10. Exhibits.........................................................

   Item 11. Undertakings.....................................................

SIGNATURE....................................................................

                                    PART I

ITEM 1. EXCHANGE ACT REPORTING HISTORY

   A. Ricoh Company, Ltd. (the "Registrant") first incurred the duty to file reports under Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act") on or about August 1, 1980, the approximate date that its registration statement on Form S-1 was declared effective by the Securities and Exchange Commission (the "Commission").

   B. The Registrant has filed or submitted all reports required under
Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report on Form 20-F under
Section 13(a) of the Exchange Act.

ITEM 2. RECENT UNITED STATES MARKET ACTIVITY

   The Registrant's securities were last sold in the United States in a registered offering under the Securities Act of 1933, in August 1980.

ITEM 3. FOREIGN LISTING AND PRIMARY TRADING MARKET

   A. The Registrant has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the "TSE"), in Tokyo, Japan, and certain other stock exchanges in Japan. The TSE constitutes the primary trading market for the Registrant's common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

   B. The Registrant's common stock was initially listed on the TSE in May 1949. The Registrant has maintained the listing of its common stock on the TSE since that date, including during the 12 months preceding the filing of this Form 15F.

   C. The percentage of trading in the Registrant's common stock that occurred in Japan on the TSE for the 12-month period from January 1, 2013 to December 31, 2013 (both dates inclusive) was 99.96% of the worldwide trading volume of such securities.

ITEM 4. COMPARATIVE TRADING VOLUME DATA

   A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on January 1, 2013 and ended on December 31, 2013 (the "Applicable Period").

   B. The average daily trading volume ("ADTV") of the Registrant's common stock in the United States for the Applicable Period (including off-exchange and on-exchange transactions) was 2,235 shares. The ADTV of the Registrant's common stock on a worldwide basis for the Applicable Period was 6,338,904 shares.

   C. The ADTV of the Registrant's common stock in the United States for the Applicable Period was 0.04% of the ADTV of its common stock on a worldwide basis for the Applicable Period.

   D. The Registrant's common stock is not listed on any national securities exchange or interdealer quotation system in the United States.

   E. The Registrant has not terminated its sponsored American Depositary Receipt ("ADR") facility regarding its common stock.

   F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P. with respect to on-exchange and off-exchange transactions in the United States. Information from the TSE and information from the Osaka Securities Exchange (published before its integration with the TSE) are the sources of the trading volume information with respect to on-exchange transactions on such exchanges (information with respect to off-hours trading transactions on such exchanges being unavailable on Bloomberg L.P.).

ITEM 5. ALTERNATIVE RECORD HOLDER INFORMATION

   Not applicable.

ITEM 6. DEBT SECURITIES

   As of December 31, 2013, there are no record holders of the 6 5/8% Convertible Debentures Due 1995 as all such debentures have matured.

ITEM 7. NOTICE REQUIREMENT

   A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 13(a) or Section 15(d) of the Exchange Act, by means of press releases issued on January 31, 2014.

   B. The press releases described above were disseminated by major newswire services in the United States and submitted to the Commission under cover of a Form 6-K on January 31, 2014. Additionally, the notices were published on the Registrant's Internet website.

ITEM 8. PRIOR FORM 15 FILERS

   Not applicable.

                                    PART II

ITEM 9. RULE 12G3-2(B) EXEMPTION

   The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: http://www.ricoh.com/

                                   PART III

ITEM 10. EXHIBITS

   None.

ITEM 11. UNDERTAKINGS

   The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

    (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

    (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

    (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, Ricoh Company, Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Ricoh Company, Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or
Section 15(d) of the Exchange Act, or both.

Date: February 18, 2014

                                      RICOH COMPANY, LTD.

                                      By:     /s/ ZENJI MIURA
                                              ---------------------------------
                                      Name:   Zenji Miura
                                      Title:  Representative Director, President
                                              and Chief Executive Officer
                                              (principal executive officer)